UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on letter from the Ministry of Mines and Energy

—

Rio de Janeiro, June 09, 2022 - Petróleo Brasileiro S.A. - Petrobras informs that it received a letter from the Ministry of Mines and Energy today, at 8:04 pm, in reference to Petrobras' Extraordinary General Meeting, indicating ten candidates of the controlling shareholder for the eight seats to be filled for Petrobras' Board of Directors, in case the dismissal of Mr. José Mauro Ferreira Coelho is approved.

The controlling shareholder is nominating the following candidates:

Candidate Name	Position	CV
Gileno Gurjão Barreto	Chairman of the Board of Directors	Link
Caio Mario Paes de Andrade	Member of the Board of Director	Link
Edison Antonio Costa Britto Garcia	Member of the Board of Director	Link
Ieda Aparecida de Moura Cagni	Member of the Board of Director	Link
Jonathas Assunção Salvador Nery de Castro	Member of the Board of Director	Link
José João Abdalla Filho	Member of the Board of Director	Link
Marcelo Gasparino da Silva	Member of the Board of Director	Link
Márcio Andrade Weber	Member of the Board of Director	Link
Ricardo Soriano de Alencar	Member of the Board of Director	Link
Ruy Flaks Schneider	Member of the Board of Director	Link

The letter also indicates Mr. Caio Mario Paes de Andrade for the position of CEO, which is to be deliberated later by the company's Board of Directors.

The nominations will be submitted to the internal governance process, observing the Senior Management Member Nomination Policy, for analysis of the legal and management and integrity requirements and subsequent manifestation of the People Committee, pursuant to article 21, §4, of Decree 8,945/2016, as amended by Decree 11,048/2022.

The company also clarifies that all its General Meetings are subject to a minimum period of 30 days between the call and the meeting, due to the fact that it is an issuer of shares that serve as backing for American Depositary Receipts (ADRs), as disclosed in item 12.2 of its Reference Form.

Facts deemed relevant will be disclosed to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer